
Mail Stop 4720

January 13, 2017

Patrick Howard
President and Chief Executive Officer
T Bancshares, Inc.
16200 Dallas Parkway, Suite 190
Dallas, Texas 75248

      Re: T Bancshares, Inc.
              Form PRE14A
              Filed December 28, 2016
              File No. 000-51297

Dear Mr. Howard:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 14

1. Please advise us how you considered the requirements of Exchange Act Rule 13e-3 with respect to your transaction. Your analysis should show how you concluded that the transaction is not an affiliated going private transaction pursuant to 13e-3 and address:

    *   the relationship between T Bancshares and Tectonic Holdings and Tectonic Advisors,
    *   the relationships between Cain Watters & Associates and each of T Bancshares, Tectonic Holdings and Tectonic Advisors,
    *   the anticipated new employment agreements with management effective on the closing of the merger,
    *   the voting agreements of directors, officers and shareholders to vote in favor of the merger,

- any participation of management in the private offering or other the equity participation of management in the Parent or surviving company after the closing of the merger,
- your chief executive officer´s participation in negotiations and meetings concerning the potential sale of the company, and
- the representation of management on the board of the parent company after the closing of the merger.

Please refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

<u>Financing of the Merger, page 30</u>

2. We note your disclosure that financing for the merger will come in part from a loan from a third party lender. Please revise your disclosure of the financing to provide the disclosure required by Item 1007 of Regulation M-A of the material terms of the loan, including the interest rate and term.

3. We note your disclosure that most of the financing for the merger will come from a private offering of capital stock by Tectonic or one of its affiliates and that an affiliate of Tectonic has received executed subscription agreements for this portion of the merger consideration. Please identify this "affiliate" of Tectonic and advise whether any of the executed subscription agreements are with affiliates of either Tectonic or T Bancshares. Also, please provide us with your analysis supporting your conclusion that financing for the transaction is assured, as contemplated by Instruction 2(a) to Item 14, or provide the disclosure required by Item 14(c)(1) of Schedule 14A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel
                                        Office of Financial Services

cc: Peter G. Weinstock, Esq. (Via E-mail)